UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Hackworth, Michael L.
   18586 Rancho Las Cimas Way
   Saratoga, CA  95070
2. Issuer Name and Ticker or Trading Symbol
   Cirrus Logic, Inc. (CRUS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 29, 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President and CEO

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  05/06/96    G        400           D  $0.0000                     I  by Trust (1)
Common Stock                                  06/29/96    B        436           A  $14.8750                    I  by Trust (1)
Common Stock                                  08/19/96    G        600           D  $0.0000                     I  by Trust (1)
Common Stock                                  08/22/96    G        3,250         D  $0.0000                     I  by Trust (1)
Common Stock                                  09/25/96    G        2,700         D  $0.0000                     I  by Trust (1)
Common Stock                                  12/28/96    B        467           A  $13.6000     267,351        I  by Trust (1)
Common Stock                                                                                     4,702          D
Common Stock                                                                                     384           I  In Street Name

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $19.3750        09/25/96       A         5,570                             (2)          09/25/06
to buy)
Non-Qualified Stock Option     $19.3750        09/25/96       A         144,430                           (2)          09/25/06
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  09/25/96  Common Stock                   5,570                     5,570         D
to buy)
Non-Qualified Stock Option     09/25/96  Common Stock                   144,430                   144,430       D
(right to buy)

Explanation of Responses:

(1)
Michael L. Hackworth, Trustee, the Michael L. Hackworth Trust, dated August 1, 1988.
(2)
Options vest over four years: 25% vest after one year and balance vests monthly over the next three years

SIGNATURE OF REPORTING PERSON
/S/ MICHAEL L. HACKWORTH
DATE 05/08/97